SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

7 July 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F        X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S
Date: 7 July 2003
Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

7 July 2003

Status re Novo Nordisk’s holding of its own shares (treasury shares)

As of the end of the second quarter 2003, Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates owned 14.018.341 of its own B shares corresponding to a total nominal value of DKK 28,036,682 or 3.95% of the total capital stock.

Novo Nordisk repurchased a total of 1,694,000 B shares during the second quarter, while a total of 44,500 options covered by Novo Nordisk treasury shares were exercised.

This announcement is pursuant to Section 204.33, Treasury Stock Changes, of the New York Stock Exchange Listed Company Manual.

Novo Nordisk is a focused healthcare company. With the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems, Novo Nordisk is a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,200 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For further company information please visit www.novonordisk.com

Stock Exchange Announcement No 17/2003	Page 1 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

For further information please contact:

Media:	Investors:

Outside North America:	Outside North America:
Elin K Hansen Tel (direct): (+45) 4442 3450	Christian Kanstrup Tel (direct): (+45) 4443 7801 Palle Holm Olesen Tel (direct): (+45) 4442 6175

In North America: Susan T Jackson Tel (direct): (+1) 609 919 7776	In North America: Investor Relations Office US Tel (direct): (+1) 609 919 7846

Stock Exchange Announcement No 17/2003	Page 2 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790